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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                               SAKHALIN II PROJECT

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 15, 2005


Commission File Number 09929


                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F __X__ Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____ No__X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2005

                                              MITSUI & CO., LTD.

                                        By: /s/ Kazuya Imai
                                           -------------------------------------
                                        Name: Kazuya Imai
                                        Title: Senior Executive Managing Officer
                                               Chief Financial Officer
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                                                                   July 15, 2005
                                                              Mitsui & Co., Ltd.

For immediate release
To whom it may concern

                               Sakhalin II Project

This is to inform you that Mitsui & Co., Ltd. has received an interim report addressed to shareholders from Sakhalin Energy Investment Co., Ltd. (head office: Sakhalin Oblast, the Russian Federation), which is a joint venture between three partners - Mitsui & Co., Ltd., Royal Dutch / Shell Group, and Mitsubishi Corporation - relating to the possibility of changes to the total budget for the development plan for Phase 2 of the Sakhalin II Project, as well as the scheduled timing for the first delivery of LNG. We must wait on the results of the detailed analysis for the actual budget and timing, but if there are to be any changes, there is the possibility that the total budget for the project could be of the order of 20 billion U.S. dollars and the first delivery of LNG would take place in mid 2008. Originally, the total budget for the Phase 2 development was expected to be approximately 10 billion U.S. dollars, with the first delivery of LNG expected to take place in 2007.

The possible changes to the total budget and schedule for the start of LNG delivery are based on an interim report and Sakhalin Energy Investment Co., Ltd. will be carrying out further analysis before officially reporting to the shareholders, after which the shareholders will begin deliberating on these matters.

                                                For further information, Please
                                                contact
                                                Mitsui & Co., Ltd.
                                                  Corporate Communications
                                                  Division
                                                    Tel: +81-3-3285-7564
                                                  Investor Relations Division
                                                    Tel: +81-3-3285-7910